UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                        Commission File Number: 001-33068

                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                         Ocean Centre, Montagu Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein are a copy of the Company's report for the three months ended March 31, 2007, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
      RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND
                                2006 (UNAUDITED)

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the three months ended March 31, 2007 and 2006 included elsewhere in this report.

Our Company

     We are an industrial shipping company serving the marine transportation needs of clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

     Our River Business, with approximately 502 barges, is the largest owner and operator of river barges and push boats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports.

     Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs. During the first quarter of 2007, we had four PSVs in operation and four under construction. Two PSVs were under construction in Brazil and contracted to be delivered in the second quarter of 2007 and in 2008, respectively. We recently contracted with a shipyard in India to construct two PSVs for delivery commencing in 2009, with an option to build two more.

     Our Ocean Business owns and operates eight oceangoing vessels, including three Handysize/small product tankers which we use or intend to use in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker and one semi-integrated tug/barge unit. Our Ocean Business fleet has an aggregate capacity of approximately 651,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

     Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market.

     Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry.

Developments in the First Quarter of 2007

     On January 2, 2007, we drew down on the initial $37.5 million of the $61.3 million facility agreed with DVB (DVB Bank AG) and on March 7, 2007 we completed the drawdown of this facility.

     On January 5, 2007, we took delivery of the Alejandrina and paid the 90% balance of the purchase price, or $15.3 million. She was positioned for employment in the South American cabotage trade where she commenced service in March 2007.

     On January 27, 2007, we entered into a $13.6 million senior secured term loan agreement with Natixis as post delivery finance for the acquisition of the Alejandrina.

     On February 21, 2007, we entered into two shipbuilding contracts with a shipyard in India to construct two PSVs with deliveries commencing in 2009, with an option for two more. The price for each new PSV to be built in India is $21.7 million to be paid in five installments of 20% each prior to delivery.

     On March 7, 2007, we executed a Stock Purchase Agreement and other complementary agreements with the Shareholders of Compania Paraguaya de Transporte Fluvial S.A. ("CPTF") and Candies Paraguayan Ventures LLC ("CPV") whereby we purchased 100% of the stock of CPTF and CPV. Through the purchase of these two companies, we acquired ownership of one 4,500 HP pushboat (the Captain Otto Candies ) and twelve Jumbo 2,500 dwt barges (Parana barges) all built in the United States in 1995. The total purchase price paid by us under the respective agreements was $13.8 million.

     On March 11, 2007, we signed an agreement with Maritima SIPSA S.A. through which we have agreed to postpone the date for exercising our repurchase option of the Princess Marina until September 25, 2007.

     On March 19, 2007, we paid $8.7 million corresponding to the first installment of the two PSVs under construction in India.

Recent Developments

     On April 3, 2007, the Miranda I was dry docked in Buenos Aires to begin its conversion to double hull.

     On April 19, 2007, we successfully completed a follow-on offering of 12,650,000 shares of our common stock priced at $19.00 per share. The offering included 5,903,922 shares offered by existing shareholders and 5,096,078 shares issued by the company. It also included the exercise of an over-allotment comprising 1,650,000 shares from one of the selling shareholders. Ultrapetrol did not receive any of the proceeds from any sale of common stock by the selling shareholders. The offering raised approximately $92 million in primary gross proceeds for the company.

     On May 9, 2007, we entered into a Forward Freight Agreement ("FFA") whereby a subsidiary of ours sold via BNP Paribas Commodity Futures Limited ("BNP Paribas") to LCH Clearnet ("LCH") the average of the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) at a price of $80,000 (eighty thousand U.S. Dollars) per day.

     On May 10, 2007, we entered into a second FFA whereby a subsidiary of ours sold via BNP Paribas to LCH the average of the 4 Capesize Time Charter Routes
(C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) at a price of $79,500 (seventynine thousand and five hundred U.S. Dollars) per day.

     On May 15, 2007, we entered into a third FFA whereby a subsidiary of ours sold via BNP Paribas to LCH the average of the 4 Capesize Time Charter Routes
(C4TC) for a total of 366 days (every calendar month from January 2008 up to December 2008 both inclusive) at a price of $77,250 (seventyseven thousand and two hundred fifty U.S. Dollars) per day.

     In connection with these transactions, we transferred $2.0 million to cover a large part of the initial margin required for these transactions. As of close of business May 14, 2007, we had utilized approximately $0.23 million under a credit facility of $1.5 million we have with BNP Paribas to cover margin requirements in connection with these and other FFA transactions we might enter into in the future. We pay interest of LIBOR plus 0.75% p.a. on the amounts withdrawn under the BNP Paribas facility.

     On May 15, 2007, we took delivery of the fifth PSV in our Offshore Supply Business fleet, UP Diamante, from EISA - Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

Factors Affecting Our Results of Operations

     We organize our business and evaluate performance by the following operating segments: the River Business, Ocean Business and, beginning in 2005, Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant intersegment transactions.

Revenues

     In our River Business, we contract for the carriage for cargos, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

     In our Offshore Supply Business we contract our vessels under Time Charter in both Brazil and the North Sea. During the first quarter of 2006, prior to the acquisition of 66.67% of the stock of UP Offshore, the revenues and expenses of UP Offshore were not consolidated with ours; however, two PSVs owned by UP Offshore were operated by us in the North Sea under charters. The revenues of these charters were recognized in our financial statements.

     In our Ocean Business, we contract our vessels either on a time charter basis or on a COA basis. Some of the differences between time charters and COAs are summarized below.

     Time Charter
     ------------

     o We derive revenue from a daily rate paid for the use of the vessel, and

     o the charterer pays for all voyage expenses, including fuel and port charges.

     Contract of Affreightment (COA)
     -------------------------------

     o We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

     o    we pay for all voyage expenses, including fuel and port charges.

     Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

     One of our passenger vessels is chartered to a European tour operator who guarantees a minimum number of passengers and pays for fuel and port expenses. Our second passenger vessel Blue Monarch is scheduled to operate in Greece and Turkey; we will pay for fuel and port expenses and there is no minimum number of passengers.

     Time charter revenues accounted for 51% of the total revenues from our businesses for the first quarter of 2007, and COA revenues accounted for 49%. With respect to COA revenues in the first quarter of 2007, 79% were in respect of repetitive voyages for our regular customers and 21% in respect of single voyages for occasional customers.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operation in our River Business occurs in the Parana and Paraguay Rivers, and any changes adversely affecting either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

     In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the three months ended March 31, 2007. During the first quarter of 2007 the international dry bulk freight market was on average higher than it was in the first quarter of 2006.

     In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

     Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

     In addition to the vessel operating expenses, our other primary operating expenses in 2006 included general and administrative expenses.

     In our River Business, our voyage expenses include port expenses and fuel as well as charter hire paid to third parties.

     In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) Ltd. which provide brokerage services.

     In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages for passengers if such amounts are for our account under the charter agreement.

     Through our River Business, we own a dry dock and a repair facility for our River Business fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion (Paraguay) and Buenos Aires (Argentina) and a repair and shipbuilding facility in Ramallo (Argentina).

     Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil and Aberdeen, United Kingdom. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Through our assumption of the administrative functions previously performed by Oceanmarine, a related party, we now hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

     During the three months ended March 31, 2007, 87% of our revenues were denominated in U.S. dollars and 11% of our revenues were denominated and collected in British Pounds and 2% of our revenues were denominated in Brazilian Reais. Furthermore, 19% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies. Significant amounts of our expenses were denominated in dollars and 25% of our total out of pocket operating expenses were paid in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies.

     Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation and Fuel Price Increases

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

     In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that period by rising bunker prices only partially offset by a hedge of a minor part of our consumption and by bunker price adjustment formulas on some of our contracts. In 2006, we negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our River Business contracts.

     In our Ocean Business, inflationary pressures on bunker costs are not expected to have a material effect on our immediate future operations which are currently time chartered to third parties, since it is the charterers who pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

     In the Offshore Supply and Passenger Businesses (with the exception of the Blue Monarch), the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply of fuel.

Seasonality

     Each of our businesses has seasonal aspects, which affect its revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, typically from May through October of each year.

Legal Proceedings

Ultrapetrol S.A. was involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4.6 million. The Secretary of Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the Secretary conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the Regime Aduaneiro Especial para a Industria do Petroleo, or REPETRO regime, and if such classification is confirmed; (2) the payment by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alianza Campana, or $45,600 (forty five thousand and six hundred US Dollars). In order to comply with the above described requirements, our customer, Petroleo Brasileiro S.A., presented on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime which has since been received. We subsequently paid the penalty mentioned above, with the effect that the confiscation penalty was automatically canceled and the administrative proceeding was finalized with no further consequences to us.

     On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguayan Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Tax authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did paid their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where we claim to be equally non liable. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority in the amount of approximately $2.5 million (including interest), together with certain fines that have not been determined yet. We believe that this finding is incorrect and UABL International S.A. will formally reply to the Bolivian Tax Authority contesting the allegations of the finding. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines.

     Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months ended March 31, 2007 compared to the three months ended March 31, 2006.

     The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars.

                                                      Three Months Ended March 31
                                                              2007      2006      Percent Change
Revenues
   Attributable to River Business                             $21,528   $15,590       38%
   Attributable to Offshore Supply Business                     8,395     3,441      144%
   Attributable to Ocean Business                              12,753     9,426       35%
   Attributable to Passenger Business                           2,750     1,824       51%

                                                 Total        45,426     30,281       50%

Voyage expenses
   Attributable to River Business                             (8,642)   (7,450)       16%
   Attributable to Offshore Supply Business                     (198)   (2,643)     (93%)
   Attributable to Ocean Business                               (329)     (319)        3%
   Attributable to Passenger Business                           (759)     (401)       90%

                                                 Total        (9,928)   (10,813)     (8%)

Running costs
   Attributable to River Business                             (5,539)   (3,977)       39%
   Attributable to Offshore Supply Business                   (2,623)     (757)      246%
   Attributable to Ocean Business                             (3,855)   (3,175)       21%
   Attributable to Passenger Business                         (2,629)   (1,236)      113%
                                                             (14,646)
                                                 Total                   (9,145)      60%

Amortization of dry dock & intangible assets                  (2,108)    (2,063)       2%
Depreciation of vessels and equipment                         (5,946)    (3,417)      74%
Management fees and administrative and commercial expenses    (4,493)    (2,277)      97%
Other operating income                                            63          -        -
Operating profit                                               8,368      2,566     226%
   Financial expense                                          5,097)    (4,849)       5%
   Financial income                                              190        218    (13%)
   Investment in affiliates                                      169        528    (68%)
   Other, net                                                  (129)         60        -
                           Total other expenses              (4,867)    (4,043)      20%

Income before income taxes and minority interest               3,501    (1,477)        -
Income taxes                                                 (1,398)       (50)   2,696%
Minority interest                                              (139)       (86)      62%
Net income (loss) for the period                              $1,964   $(1,613)        -

     Revenues. Total revenues from our River Business increased by $5.9 million from $15.6 million for the three months ended March 31, 2006 to $21.5 million for the same period in 2007. This growth is mainly attributable to a 41% increase in volumes transported and a 2% increase in average freight rates charged in the period.

     Total revenues from our Offshore Supply Business increased from $3.4 million for the three months ended March 31, 2006 to $8.4 million for the same period in 2007. This increase is mainly attributable to the operation of the UP Topazio and UP Agua-Marinha for the full three months ending March 31, 2007 compared to zero and one month, respectively, of operation in the same three months of 2006, together with higher rates obtained in the North Sea operation when compared to rates for the same period in 2006.

     Total revenues from our Ocean Business increased from $9.4 million for the three months ended March 31, 2006 to $12.8 million for the three months ended March 31, 2007, or an increase of 35%. This increase is primarily attributable to the higher time charter rates obtained by our vessels Princess Katherine Princess Nadia and Princess Marina as compared to first quarter 2006 and the start of operations of the Alejandrina.

     Total revenues from our Passenger Business increased 51% from $1.8 million in the first three months of 2006 to $2.8 million in the same period of 2007. This increase is primarily attributable to the off season employment the New Flamenco obtained as a floating hotel for various events during January and February 2007, partially offset by the fact that New Flamenco started her European summer season in March 2006 while in 2007 she commenced this service in the second quarter.

     Voyage expenses. In the three months ended March 31, 2007, voyage expenses of our River Business were $8.6 million, as compared to $7.4 million for the same period of 2006, an increase of $1.2 million. The increase is mainly attributable to an increase in our fuel expenditure on the River Business, consistent with a larger volume of cargo carried.

     In the three months ended March 31, 2007, voyage expenses of our Offshore Supply Business were $0.2 million, as compared to $2.6 million in 2006. This decrease is primarily attributable to the effect of the bareboat charter paid for our PSVs UP Esmeralda and UP Safira during the three months of 2006 prior to the consolidation of UP Offshore as from the second quarter of 2006.

     Voyage expenses of our Ocean Business have not changed significantly, since the increase due to the start of operations of the Alejandrina was largely offset by lower voyage expenses in our other vessels.

     In the three months ended March 31, 2007, voyage expenses of our Passenger Business were $0.8 million as compared to $0.4 million for the same period in 2006. This increase is attributable to the higher off season activity of the New Flamenco.

     Running costs. For the three months ended March 31, 2007, running costs of our River Business were $5.5 million, as compared to $4.0 million for the same period in 2006, an increase of $1.5 million. This increase was mainly attributable to an increase in our boat costs.

     For the three months ended March 31, 2007, running costs of our Offshore Supply Business were $2.6 million, as compared to $0.8 million for the same period in 2006. This increase is primarily attributable to the operation of the UP Agua-Marinha and UP Topazio for the full three months ended March 31, 2007 compared with one month and zero, respectively, of operation in the same three months of 2006.

     For the three months ended March 31, 2007, running costs of our Ocean Business were $3.9 million, as compared to $3.2 million for the same period in 2006. The increase is mainly attributable to the start of operations of our new product carrier Alejandrina.

     For the three months ended March 31, 2007, running costs of our Passenger Business were $2.6 million, compared to $1.2 million for the same period in 2006. This increase is mainly attributable to the higher off season activity of the New Flamenco.

     Amortization of dry docking and intangible assets. Amortization of dry docking and special survey costs have not changed significantly. Amortization of intangible assets was $0.2 million for the three months ended March 31, 2007 as compared to $0 million for the same period in 2006. The increase is primarily attributable to the amortization of intangible assets related to the purchase of Ravenscroft as our subsidiary from the second quarter of 2006.

     Depreciation of vessels and equipment. Depreciation increased by $2.5 million, or 74%, to $5.9 million for the three months ended March 31, 2007 as compared to $3.4 million for the same period in 2006. This increase is primarily attributable to the combined effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006, the acquisitions of the Alejandrina and the Otto Candies convoy for our river business, a full period of depreciation of our vessel Blue Monarch (which was set in service in April
2006), and the increased value of our vessel New Flamenco which was fully refurbished in the first quarter of 2006.

     Management fees and administrative expenses. Management fees and administrative expenses were $4.5 million for the three months ended March 31, 2007 as compared to $2.3 million for the same period in 2006. This increase of $2.2 million is mainly attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006, the increase in administrative expenses associated with the take over of the administrative functions formerly performed by Oceanmarine, and the cost of the compensation granted to the Board in the form of stock options and grants of stock.

     Other operating income. Did not change significantly.

     Operating profit. Operating profit for the three months ended March 31, 2007 was $8.4 million, an increase from $2.6 million for the same period in 2006. This increase is mainly attributable to the effect of the consolidation of UP Offshore which had four ships also working for the full first quarter, improved performance of our River and Ocean Business, partially offset for a higher loss in the Passenger Business of $1.9 million.

     Financial expense. Financial expense increased by approximately $0.3 million or 5%, to $5.1 million in the three months ended March 31, 2007 as compared to $4.8 million in the same period of 2006. This variation is mainly attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006, partially offset for the full cancellation of our indebtedness in the River Business in October 2006.

     Minority Interest. Did not change significantly.

     Income tax. The charge for three months ended March 31, 2007 was $1.4 million, compared with $0.1 million for the same period in 2006. The higher charge in 2007 compared with 2006 principally reflects the deferred income tax charge from unrealized foreign currency exchange gains on US dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business (which is consolidated since the second quarter of 2006) of $1.0 million.

Liquidity and Capital Resources

     We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue-producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

     The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

     As of March 31, 2007, we had aggregate indebtedness of $273.0 million, consisting of $180.0 million aggregate principal amount of our First Preferred Ship Mortgage Notes due 2014, or the Notes, indebtedness of our subsidiary UP Offshore of $73.5 million under two senior loan facilities with DVB Bank AG, and indebtedness of our subsidiary Stanyan Shipping Inc. of $13.6 million under a senior loan facility with Natixis, plus accrued interest of $6.0 million.

     At March 31, 2007, we had cash and cash equivalents on hand of $34.1 million. In addition, we had $1.1 million in non current restricted cash.

Operating Activities

     In the three months ended March 31, 2007, we generated $15.8 million in cash flow from operations compared to $2.6 million in the same period of 2006. We had a net income of $2.0 million for the first three months ended March 31, 2007, as compared to a net loss of $1.6 million in the same period of 2006, an increase of $3.6 million.

     Net cash provided by operating activities consists of our net income (loss) increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

     During the three months ended March 31, 2007, we disbursed $15.3 million to pay the 90% remaining of the Alejandrina, $13.8 million to purchase the 100% of the shares of Compania Paraguaya de Transporte Fluvial and 100% of the shares of Candies Paraguayan Ventures LLC, $8.7 million to fund the 20% of the two PSVs that are being constructed in India, $3.7 million to enlarge and refurbish barges and purshboats, $1.1 million to refurbish the Blue Monarch, $1.9 million to convert the Amadeo and the Miranda I into double hull and $5.0 million in respect to PSV vessels UP Rubi and UP Diamante under construction in Brazil.

Financing Activities

     Net cash provided by financing activities was $47.6 million during the three months ended March 31, 2007, compared to net cash used in financing activities of $0.9 million during the same period of 2006. The increase in cash provided by financing activities form 2007 to 2006 is mainly attributable to the proceeds of our $61.3 million loan agreement with the DVB Bank AG in our Offshore Supply Business and the draw down of our senior loan facility with Natixis for $13.6 million, partially offset for the paying off of our indebtedness in the Offshore Supply Business for $26.9 million.

Future Capital Requirements

     Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring second-hand vessels, increasing the size of many of our barges and replacing the engines in our line pushboats. We cannot assure that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following table reconciles our EBITDA to our net income:

($000)                                    Three Months Ended March 31,
                                              2007            2006
                                              ----            ----
Net income (loss)                            $1,964         $(1,613)
    Plus
Financial expense                             5,097            4,849
Income taxes                                  1,398               50
Depreciation and amortization                 8,054            5,480
                                             ======           =======
EBITDA(1)                                    16,513            8,766

The following tables reconcile our EBITDA to our Operating profit for the three months ended March 31, 2007 and 2006, on a consolidated and a per segment basis:

                                                     Offshore
Three months ended March 31, 2007 ($ 000's)  River   Supply    Ocean   Passenger  TOTAL
                                             -----   --------  -----   ---------  ------
Operating profit (loss)                      3,480   3,609     3,258   (1,979)     8,368
Depreciation and amortization                2,285     904     3,738    1,127      8,054
Investment in affiliates /
Minority interest                                4    (139)      165        -         30
Other, net(3)                                (151)     -          22        -       (129)
                                             ------- --------  ------- ---------  --------
Segment EBITDA                               5,618   4,374     7,183     (852)    16,323

Items not included in segment EBITDA
Financial income                                                                     190
                                                                                  -------
Consolidated EBITDA(2)                                                            16,513

                                                     Offshore
Three months ended March 31, 2006 ($ 000's)  River   Supply    Ocean   Passenger  TOTAL
                                             -----   --------  -----   ---------  ------
Operating profit (loss)                      1,436   41        1,137   (48)       2,566
Depreciation and amortization                1,929    -        3,489    62        5,480
Investment in affiliates /
Minority interest                            (132)   329         245      -         442
Other, net(3)                                (138)    -          198      -          60
                                             ------- --------  ------- ---------  --------
Segment EBITDA                               3,095   370       5,069    14        8,548

Items not included in segment EBITDA
Financial income                                                                    218
                                                                                  --------
Consolidated EBITDA(2)                                                            8,766

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of drydock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this prospectus because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

(2) The reconciliation of our consolidated EBITDA to our Net income is set forth in the first table shown under section "Supplemental Information" in this filing.

(3)  Individually not significant.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

         Condensed Consolidated Financial Statements at March 31, 2007

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                  CONTENTS                              PAGE
--------------------------------------------------------------------------------

o    Financial statements

     -    Condensed consolidated balance sheets as of March 31,
          2007 (unaudited) and December 31, 2006                        -F-1-

     -    Condensed consolidated statements of operations for the
          three-month periods ended March 31, 2007 and 2006
          (unaudited)                                                   -F-2-

     -    Condensed consolidated statements of changes in
          shareholders' equity for the three-month periods ended
          March 31, 2007 and 2006 (unaudited)                           -F-3-

     -    Condensed consolidated statements of cash flows for the
          three-month periods ended March 31, 2007 and 2006
          (unaudited)                                                   -F-4-

     -    Notes to condensed consolidated financial statements          -F-5-

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
    (Stated in thousands of U.S. dollars, except per value and share amounts)


                                                         At March 31,    At
                                                            2007      December
                                                         (Unaudited)  31, 2006
                                                         -----------  --------
ASSETS

  CURRENT ASSETS

    Cash and cash equivalents                              $ 34,123     $20,648
    Accounts receivable, net of allowance
      for doubtful accounts of $690 and $709
      in 2007 and 2006, respectively                         11,721      17,333
    Receivables from related parties                          3,884       3,322
    Marine and river operating supplies                       2,913       3,020
    Prepaid expenses                                          5,773       2,530
    Other receivables                                         7,991       7,917
                                                            --------- ---------
      Total current assets                                   66,405      54,770
                                                            --------- ---------
  NONCURRENT ASSETS

    Other receivables                                         6,600       6,368
    Receivables from related parties                          2,280       2,280
    Restricted cash                                           1,110       1,088
    Vessels and equipment, net                              377,677     333,191
    Dry dock                                                 10,968       9,673
    Investment in affiliates                                  2,454       2,285
    Intangible assets                                         3,552       3,748
    Goodwill                                                  5,015       5,015
    Other assets                                              6,015       6,014
    Deferred tax assets                                       1,884       1,947
                                                            --------- ---------
      Total noncurrent assets                               417,555     371,609
                                                            --------- ---------
      Total assets                                         $483,960    $426,379
                                                            ========= =========

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable                                       $ 15,500     $13,491
    Payable to related parties                                    -         420
    Accrued interest                                          5,991       1,691
    Current portion of long-term financial debt               7,108       4,700
    Other payables                                            2,251       2,469
                                                            --------- ---------
      Total current liabilities                              30,850      22,771
                                                            --------- ---------
  NONCURRENT LIABILITIES

    Long-term debt                                          180,000     180,000
    Financial debt, net of current portion                   79,958      34,294
    Deferred tax liability                                    7,866       6,544
    Other payables                                                -         250
                                                            --------- ---------
                                                            --------- ---------
      Total noncurrent liabilities                          267,824     221,088
                                                            --------- ---------
      Total liabilities                                     298,674     243,859
                                                            --------- ---------

  MINORITY INTEREST                                           3,230       3,091
                                                            --------- ---------

  SHAREHOLDERS' EQUITY
    Common stock, $.01 par value: 100,000,000 authorized
      shares; 28,346,952 shares issued and outstanding          283         283
    Additional paid-in capital                              174,284     173,826
    Accumulated earnings                                      7,195       5,231
    Accumulated other comprehensive income                      294          89
                                                            ---------- --------
    Total shareholders' equity                              182,056     179,429
                                                            ---------- --------
    Total liabilities, minority interest and
        shareholders' equity                               $483,960    $426,379
                                                            ========= =========

                 The accompanying notes are an integral part of these unaudited condensed consolidated financial statemen

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

     (Stated in thousands of U.S. dollars, except share and per share data)

                                                      For the three-month
                                                     periods ended March 31,
                                                  -----------------------------
                                                       2007             2006
                                                       ----             ----
REVENUES

    Revenues from third parties                    $   44,357      $   30,051
    Revenues from related parties                       1,069             230
                                                   ------------    ----------
    Total revenues                                     45,426          30,281
                                                   ------------    ----------

OPERATING EXPENSES

    Voyage expenses                                    (9,928)        (10,813)
    Running costs                                     (14,646)         (9,145)
    Amortization of dry docking                        (1,912)         (2,063)
    Depreciation of vessels and equipment              (5,946)         (3,417)
    Management fees to related parties                      -            (511)
    Amortization of intangible assets                    (196)              -
    Administrative and commercial expenses             (4,493)         (1,766)
    Other operating income                                 63               -
                                                   ------------    ----------
                                                      (37,058)        (27,715)
                                                   ------------    ----------
  Operating profit                                      8,368           2,566
                                                   ------------    ----------

OTHER INCOME (EXPENSES)

    Financial expense                                  (5,097)         (4,849)
    Financial income                                      190             218
    Investment in affiliates                              169             528
    Other, net                                           (129)             60
                                                   ------------    ----------
    Total other expenses                               (4,867)         (4,043)
                                                   ------------    ----------

  Income (loss) before income taxes
    and minority interest                               3,501          (1,477)

    Income taxes                                       (1,398)            (50)
    Minority interest                                    (139)            (86)
                                                   ------------    ----------
  Net income (loss)                                     1,964      $   (1,613)
                                                   ===========================

    Basic net income (loss) per share                   0.07       $   (0.10)
    Diluted net income (loss) per share                 0.07       $   (0.10)
    Basic weighted average number of shares        28,000,000      15,500,000
    Diluted weighted average number of shares      28,251,523      15,500,000

                 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                   (UNAUDITED)

            (Stated in thousands of U.S. dollars, except share data)

                                                                                                Accumulated
                                                                     Additional    Accumulated  other
                                                Shares       Common  paid-in       earnings     comprehensive
                    Balance                     amount       stock   capital       (losses)     income         Total
                    -------                     ------       -----   -------       --------     ------         -----
December 31, 2005                               15,550,000   $155    $48,418      $(5,295)       $196           $43,474

Comprehensive loss:
-    Net loss                                      -           -       -           (1,613)         -             (1,613)
-    Net loss on EURO hedge
     agreement designated as
     cash flow hedge                               -           -       -              -            (2)               (2)
Total comprehensive loss                                                                                       ----------
March 31, 2006                                                                                                   (1,615)
                                                ------------ ------- ----------   ----------    -------        ----------
                                                15,550,000   $155    $48,418      $(6,908)       $194           $41,859
                                                ===========  ======= ==========   =========     =======        ==========
December 31, 2006                               28,346,952   $283    $173,826      $5,231        $ 89          $179,429

Compensation related to options                                           458                      -                458
    and restricted stock granted

Comprehensive income:
-    Net income                                    -           -       -            1,964          -              1,964
-    Net loss on EURO hedge agreement
     designated as cash flow hedge                 -           -       -                 -         (2)               (2)
-    Net income on forward fuel purchase
     agreement designated as cash flow hedge       -           -       -                 -        207               207
                                                                                                               ----------
Total comprehensive income                                                                                        2,169
March 31, 2007                                  ------------ ------- ----------   ----------    -------        ----------
                                                28,346,952   $283    $174,284      $7,195        $294          $182,056
                                                ===========  ======= ==========   =========     =======        ==========

                 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                      (Stated in thousands of U.S. dollars)


                                                                  For the three-month
                                                                periods ended March 31,
                                                             -----------------------------
                                                                   2007      2006
                                                                   ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                               $1,964   $(1,613)

   Adjustments to reconcile net income (loss) to net cash provided by operating activities:

     Depreciation of vessels and equipment                          5,946     3,417
     Amortization of dry docking                                    1,912     2,063
     Expenditure for dry docking                                  (3,207)      (383)
     Amortization of intangible assets                                196         -
     Share-based compensation                                         458         -
     Note issuance expenses amortization                              409       263
     Minority interest in equity of subsidiaries                      139        86
     Net (gain) from investment in affiliates                       (169)      (528)
     Allowance for doubtful accounts                                 (19)        60

   Changes in assets and liabilities net of
     effects from purchase of Otto Candies in
     2007 and UP Offshore (Bahamas) and
     Ravenscroft in 2006:
       Decrease (increase) in assets:
          Accounts receivable                                       5,710    (3,258)
          Receivable from related parties                           (562)       935
          Marine and river operating supplies                         107       (20)
          Prepaid expenses                                        (3,228)    (1,499)
          Other receivables                                            60      (369)
          Other                                                        40      (254)
       Increase (decrease) in liabilities:
          Accounts payable                                          1,660       (45)
          Payable to related parties                                 (420)     (770)
          Other                                                     4,808     4,543
                                                                   -------  -------
          Net cash provided by operating activities                15,804     2,628
                                                                   -------  -------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of vessels and equipment                             (36,179)    (8,085)
   Purchase of Otto Candies companies, net of cash acquired      (13,772)         -
   Decrease in loans to related parties                                 -    11,391
   Other                                                             (18)       346
                                                                 ---------  -------
          Net cash (used in) provided by investing activities    (49,969)     3,652

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments of long-term financial debt                          (26,850)      (636)
   Proceeds from long-term financial debt                          74,922          -
   Other                                                            (432)      (291)
                                                                   -------  -------
          Net cash provided by (used in) financing activities      47,640     (927)
          Net increase in cash and cash equivalents                13,475     5,353

          Cash and cash equivalents at the beginning of year      $20,648    $7,914
                                                                  -------   -------
          Cash and cash equivalents at the end of period          $34,123   $13,267
                                                                  -------   -------

                 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

           (Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

            (Information pertaining to the three-month periods ended
                     March 31, 2007 and 2006 is unaudited)


1.   NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

     Nature of operations

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean and Black Sea. In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

2.   SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of presentation and principles of consolidation

     The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. The consolidated balance sheet at December 31, 2006, has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

     The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

     b)   Earnings per share:

          In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share ("SFAS 128") basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the relevant periods. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

          The following table sets forth the computation of basic and diluted net income (loss) per share:

                                                          For the three-month
                                                      periods ended March 31,
                                                      -----------------------
                                                         2007         2006
                                                         ----         ----

           Net income (loss)                              $1,964      $(1,613)
                                                      ============    =========

           Basic weighted average number of shares    28,000,000    15,500,000

           Effect on dilutive shares:

               Options and restricted stock              166,677           -

               Warrants issued                            84,846           -
                                                      -----------   -----------

           Diluted weighted average number of shares  28,251,523    15,500,000
                                                      ===========   ===========

           Basic net income (loss) per share               $0.07       $(0.10)
                                                      ===========   ===========
           Diluted net income (loss) per share             $0.07       $(0.10)
                                                      ===========   ===========


3.   BUSINESS ACQUISITIONS

     Acquisition of 100% of Otto Candies

     On March 7, 2007, the Company through its subsidiaries in the River Business acquired all of the issued and outstanding shares of Candies Paraguayan Ventures LLC and Compania Paraguaya de Transporte Fluvial S.A. (the "Otto Candies acquisition") for $13,797 in cash. At time of acquisition, Otto Candies owned 12 river barges and 1 pushboat valued at $13,679 and had cash of $25, other current assets of $442 and outstanding current liabilities of $349.

     This purchase price allocation is preliminary and is subject to refinement.

     The results of the Otto Candies acquisition are included in the unaudited condensed consolidated financial statements since the date of acquisition.

     Due to immateriality, the Company has not prepared pro forma information related to this business combination.

4.   VESSELS AND EQUIPMENT, NET

     The capitalized cost of the vessels and equipment, and the related accumulated depreciation at March 31, 2007 and December 31, 2006 were as follows:
                                               At March 31,   At December 31,
                                                 2007             2006
                                                 ----             ----

       Ocean-going vessels                     $  169,748     $  152,122
       River barges and pushboats                 141,001        125,172
       PSVs                                        87,710         87,599
       Construction of PSVs in progress            39,790         34,943
       Advance for construction of PSVs             8,684             -
       Passenger vessels                           39,439         38,321
       Furniture and equipment                      9,252          7,571
       Building, land and operating base            9,318          8,782
                                               --------------   -----------
       Total original book value                  504,942        454,510
       Accumulated depreciation                  (127,265)      (121,319)
                                               --------------   -----------
       Net book value                          $  377,677    $  333,191
                                               ============= ============

     At March 31, 2007, the net book value of the assets pledged as a guarantee of the debt was approximately $231,283.

     -    PSVs Construction

          On February 21, 2007, UP Offshore (Bahamas) Ltd. signed a shipbuilding contract with a shipyard in India for construction of two PSVs with a combined cost of $43,300, will be delivered schedule begins in 2009. On March 19, 2007, UP Offshore (Bahamas) Ltd. made a first advance of $8,660.

          UP Offshore (Bahamas) Ltd. has at its own, the option to acquire two additional PSVs.

          In June 2003, UP Offshore Apoio Maritimo Ltda. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A
          (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

          The four PSVs are to be built by EISA at a combined cost of $69,750. Two of the four PSVs, were delivered in 2006. The total remaining commitment at March 31, 2007 for the two PSVs cost is approximately $10,500, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the two PSVs in service.


     -    Delivery of Alejandrina

          On January 5, 2007 the Company took delivery of the Alejandrina and paid the balance of the purchase price of $15,300.

5. LONG-TERM DEBT AND OTHER FINANCIAL DEBT

      Balances of long-term debt and other financial debt at March 31, 2007 and December 31, 2006:


                                 Financial institution/                           Nominal value
                                        Other                Due-year         Current    Noncurrent     Total         Average rate
                                        -----                --------         -------    ----------     -----         ------------

    Ultrapetrol (Bahamas) Ltd.   Private Investors (Notes)      2014          $ -         $ 180,000  $  180,000           9.000%
    UP Offshore (Bahamas) Ltd.   DVB  AG                     Through 2016      4,633        55,514       60,147     Libor + 1.200%
    UP Offshore Apoio            DVB AG Tranche A            Through 2016        900        11,125       12,025     Libor + 1.200%
    UP Offshore Apoio            DVB AG Tranche B            Through 2009        667           611        1,278     Libor + 1.200%
    Stanyan Shipping Inc.        Natixis                     Through 2017        908        12,708       13,616           6.380%
                                                                             ----------  -----------  -----------
        At March 31, 2007                                                    $ 7,108     $ 259,958   $  267,066
                                                                             =========== ============ ===========
        At December 31, 2006                                                 $ 4,700     $ 214,294   $  218,994
                                                                             =========== ============ ===========

     a)   Loan with DVB Bank AG (DVB AG) of up to $61,306

          On December 28, 2006 UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) as Borrower, Packet Maritime Inc., Padow Shipping Inc. and UP Offshore Apoio Maritimo Ltda. (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a $61,306 loan agreement with DVB AG for the purposes of providing post delivery re-financing of our Panamanian registered PSVs named UP Safira and UP Esmeralda and the Brazilian registered PSV UP Topazio.

          The loan bears interest at LIBOR rate plus 1.20% per annum with quarterly principal and interest payments and maturing through December 2016. Beginning in March 2007, the principal payments equal to the regularly scheduled quarterly principal payments ranging from $1,075 to $1,325 with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $387.5 on each repayment date.

          The loan is secured by a first priority mortgage on the UP Safira, UP Esmeralda and UP Topazio and by a second priority mortgage on the UP Agua - Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc., Padow Shipping Inc., UP Offshore Apoio Maritimo Ltd. and Utrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower's ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until December 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

          During the period we drew down the fully amount of the loan. At March 31, 2007 the principal outstanding balance was $60,147.

     b)   Loan with Natixis of up to $13,616

          On January 29, 2007 Stanyan Shipping Inc. (our wholly owned subsidiary in the Ocean Business and the owner of the M/V Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis to provide post-delivery finance secured on the Alejandrina. The loan shall be repaid by 40 equal consecutive quarterly installments of $227 each together with a balloon installment of $4,356 payable with the final installment and maturing through January 2017. The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.25% per annum there after.

          The loan is secured by a mortgage on the M/V Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

          During the period we drew down the fully amount of the loan. At March 31, 2007 the principal outstanding balance was $13,616.

     c)   Loan with the DVB Bank America (DVB NV) of up $30,000:

          On April 27, 2005 UP Offshore (Panama) S.A. (our subsidiary in the Offshore Supply Business), which was first consolidated in 2006) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing shareholder loans.

          In January 2007, the Company fully prepaid the outstanding principal balance of the loan of $25,300 with the proceeds of the loan with DVB Bank AG of up to $61,306 (see Note 5.a).


6.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

     a)   Paraguayan Customs Dispute

          On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

          After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $539 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL is not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

          We have been advised by UABL's counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     b)   Tax claim in Bolivia

          On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolvian press advising that UABL International S.A. (a Panamanian subsidiary of the Company in the River Bussiness) would owe taxes to that authority in the amount of approximately $2,500 (including interest) together with certain fines that have not been determinated yet. No claims have been noticed to this company.

          We believe that this finding is incorrect and UABL International S.A. will formally reply to the Bolivian Tax Authority contesting the allegations of the finding, when we would be notified by the Bolivian Tax Authority. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines.

7.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Bahamas

          The earnings from shipping operations were derived form sources outside the Bahamas and such earnings were not subject to Bahamanian taxes.

     b)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     c)   Paraguay

          Two of our Ocean Business subsidiaries, Parfina S.A. and Oceanpar S.A. and five of our River Business subsidiaries, UABL Paraguay, Parabal S.A., Yataity, Riverpar and Compania Paraguaya de Transporte Fluvial S.A. are subject to Paraguayan corporate income taxes.

     d)   Argentina

          Ultrapetrol S.A., one of our Ocean Business subsidiaries and three of our River Business subsidiaries, UABL S.A., Argenpar S.A. and Sernova S.A., are subject to Argentine corporate income taxes.

          In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     e)   Brazil

          Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agenciamientos Afretamentos e Apoio Maritimo Ltda. are subject to Brazilian corporate income taxes.

          UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished. A deferred tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

     f)   Chile

          Our subsidiary in the Ocean Business, Corporacion de Navegacion Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

     g)   US federal income tax

          Under the United Stated Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income. Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

          For the three-month periods ended March 31, 2007 and 2006 the Company and its subsidiaries did not derive any U.S. source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

     h)   United Kingdom

          UP Offshore (UK) Limited is not subject to corporate income tax in United Kingdom, however, the vessel-owning companies' are subject to tonnage taxes.

8.   RELATED PARTY TRANSACTIONS

     At March 31, 2007 and December 31, 2006, the balances of receivables from related parties, were as follows:

                                                   At March 31,  At December 31,
                                                      2007           2006
                                                      ----           ----

      Current:
      Receivable from related parties

      -        Ravenscroft Shipping Inc.             $   411       $  421
      -        Maritima Sipsa S.A.                       854          278
      -        Puertos del Sur S.A. and O.T.S.         2,566        2,584
      -        Other                                      53           39
                                                   ---------       ---------
                                                     $ 3,884       $3,322
                                                   =========       =========

                                                   At March 31,  At December 31,
                                                      2007           2006
                                                      ----           ----

      Noncurrent:
      Receivable from related parties -
      Puertos del Sur S.A. (1)                     $   2,280       $2,280
                                                   =========       ========

(1) This loan accrues interest at a nominal interest rate of 7% per year, payable semi-annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2008.

     At March 31, 2007 and December 31, 2006 the balance of payable to related parties, were as follows:

                                                   At March 31,  At December 31,
                                                      2007           2006
                                                      ----           ----
      Payable to related parties
      -        Ravencroft Shipping Inc.            $   -           $    -
      -        Maritima Sipsa S.A.                     -              420
                                                   -----------     ------------
                                                   $   -           $  420
                                                   ============    ============

      Revenues from related parties

     For the three-month periods ended March 31, 2007 and 2006, the revenues derived from related parties were as follows:

                                                   For the three-month periods
                                                         ended March 31,
                                                   ----------------------------
                                                       2007            2006
                                                       ----            ----

      Maritima Sipsa S.A. (1)                      $    1,006       $    230
      Maritima Sipsa S.A. (2)                              63             -
                                                   ---------------- -----------
                                                   $    1,069       $    230
                                                   ================ ===========

     (1)  Sale and repurchase of vessel Princess Marina

          In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ended June 2006. In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the delivery date of the vessel to February 2007 or at a later date if the charter is further extended, at a purchase price not exceeding $7,700. In March 2007, the delivered date was postponed to September 2007 and the purchase price was reduced to $3,645. The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues while the vessel remains presented in the accompanying balance sheets as an asset.

     (2)  Management fee billed by Ravenscroft

          Since the date of acquisition of Ravenscroft we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina. The stipulated fee is $21 per month.

     Management fee paid

     For the three-month periods ended March 31, 2007 and 2006, management fees were expensed with the following related parties:

                                                   For the three-month periods
                                                         ended March 31,
                                                   ----------------------------
                                                       2007          2006
                                                       ----          ----

      Oceanmarine                                  $   -             $ 150
      Ravenscroft Shipping Inc.                        -               361
                                                   ---------------  -----------
      Total                                        $   -             $ 511
                                                   ===============  ===========

      We purchased Ravenscroft and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006; accordingly, after those acquisitions, we did not pay fees to these related parties, but directly incurred in-house all costs of ship management and administration.

      Voyage expenses paid to related parties

      For the three-month periods ended March 31, 2007 and 2006, the voyage expenses paid to related parties were as follows:

                                                  For the three-month periods
                                                         ended March 31,
                                                   ----------------------------
                                                       2007          2006
                                                       ----          ----
      Bareboat charter paid (1)                    $   -             $ 2,640
      Brokerage commissions (2)                        -                 319
      Commercial commissions (3)                       63                  8
                                                   --------------    ----------
      Total                                        $   63             $ 2,967
                                                   ==============    ==========

     (1)  Bareboat charter paid to related parties

         Since the second quarter of 2005, through our subsidiary, Corporacion de Navegacion Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of UP Offshore additional acquisition, our unaudited condensed consolidated financial statements included the operations of UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date. Prior to the additional acquisition, the equity method was used.

     (2)  Brokerage commissions

          Ravenscroft from time to time acted as a broker in arranging charters for the Company's oceangoing vessels for which Ravenscroft charged brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter.

          Since March 20, 2006, the date of Ravenscroft acquisition, our unaudited condensed consolidated financial statements included the operations of Ravenscroft, on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date.

     (3)  Commercial agreement with Comintra

          On June 25, 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra.

          Under this agreement Comintra agrees to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet of six PSVs with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

          The parties agreed that Comintra's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

         During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1,500. At March 31, 2007 the balance amounted to $1,304.

          Operations in OTS S.A.'s terminal

          UABL Paraguay, a subsidiary of the Company, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party.

          For the three-month periods ended March 31, 2007 and 2006, UABL Paraguay paid to OTS S.A. $145 and $106, respectively, for this operation.


9.   SHARE CAPITAL

     Common shares and shareholders

     On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement. Also, the shares held directly by our Original Shareholders expressly entitle to seven votes per share and all other holders of our common stock entitle to one vote per share. The special voting rights of the Original Shareholders are not transferable.

     At March 31, 2007 the issued and outstanding shares are 28,346,952 par value $.01 per share.

     At March 31, 2007 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 9,672,664, 4,982,465 and 702,159 shares which represent 34.12%, 17.26% and 2.48%, respectively. The voting power for these shares which represent 89.10% of the total voting power is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB's shareholders is required.


10.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     The Company organizes its business and evaluates performance by its operating segments, Ocean, River, Offshore Supply and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean Business: In our Ocean Business, we own and operate eight oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

     River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids. We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

     Offshore Supply Business: We operate our Offshore Supply Business, using PSVs of UP Offshore (Bahamas), two are employed in the spot market in the North Sea and two in the Brazilian market. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

     Passenger Business: We own two vessels purchased in 2005. Operations were concentrated in the Mediterranean and Black Sea.

     Ultrapetrol's vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                                  For the three-month periods
                                                         ended March 31,
                                                   ----------------------------
                                                       2007        2006
                                                       ----        ----
      Revenues (1)

      -        South America                       $  24,970         $ 15,841
      -        Europe                                 16,845           14,222
      -        Asia                                    3,219               49
      -        Other                                     392              169
                                                   -------------     ----------
                                                   -------------     ----------
                                                   $  45,426         $ 30,281
                                                   ================  ==========

     (1)  Classified by country of domicile of charterers.

     Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations. Resources are allocated based on segment profit or loss from operation, before interest and taxes. Identifiable assets represent those assets used in the operations of each segment.

      The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2007:

                                                                                         Offshore
                                              Ocean          River         Passenger     Supply
                                             Business      Business        Business      Business       Total
                                             --------      --------        --------      --------       -----
      Revenues                               $ 12,753      $  21,528     $  2,750      $  8,395     $  45,426
      Running and voyage expenses               4,184         14,181        3,388         2,821        24,574
      Depreciation and amortization             3,738          2,285        1,127           904         8,054
      Segment operating profit (loss)           3,258          3,480       (1,979)        3,609         8,368
      Segment assets                          154,440        146,076       40,164       143,280       483,960
      Investments in affiliates                   514          1,940            -             -         2,454
      Income from investment in affiliates        165              4            -             -           169
      Additions to long-lived assets         $ 18,093    $(1)  3,941     $  1,118      $ 13,027     $  36,179

     (1)  Not includes the 12 river barges and 1 pushboat acquired in the Otto
          Candies acquisition valued at $13,679.

      The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2006:

                                                                                         Offshore
                                              Ocean          River         Passenger     Supply
                                             Business      Business        Business      Business       Total
                                             --------      --------        --------      --------       -----

      Revenues                               $  9,426    $ 15,590        $ 1,824       $ 3,441      $ 30,281
      Running and voyage expenses               3,494      11,427          1,637         3,400        19,958
      Depreciation and amortization             3,489       1,929             62             -         5,480
      Segment operating profit (loss)           1,137       1,436            (48)           41         2,566
      Income (loss) from investment
         in affiliates                            242         (43)            -            329           528
      Additions to long-lived assets         $     -     $  1,703        $ 6,382       $ -          $  8,085

11.  SUPPLEMENTAL GUARANTOR INFORMATION

     On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortagage Notes due 2014.

     The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company's subsidiaries directly involved in our Ocean and Passenger Business.

     The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

     Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

                                          SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                                   AT MARCH 31, 2007 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)

                                                                 Combined         Combined                             Total
                                                                 subsidiary       subsidiary non   Consolidating    consolidated
                                                 Parent          guarantors       guarantors       adjustments        amounts
                                                 ------          ----------       ----------       -----------        -------
Current assets
Receivables from related parties               $ 194,407         $   30,742       $ 19,255         $  (240,520)     $   3,884
Other current assets                              20,777             11,225         30,519                  -          62,521
                                               ------------      -------------   ------------      -------------    -----------
Total current assets                             215,184             41,967         49,774            (240,520)        66,405
                                               ------------      -------------   ------------      -------------    -----------

Noncurrent assets
Vessels and equipment, net                             -            130,548        248,350              (1,221)       377,677
Investment in affiliates                         148,305                  -          2,454            (148,305)         2,454
Other noncurrent assets                            5,982             12,028         19,414                  -          37,424
                                               ------------      -------------   ------------      -------------    -----------
Total noncurrent assets                          154,287            142,576        270,218            (149,526)       417,555
                                               ------------      -------------   ------------      -------------    -----------
Total assets                                   $ 369,471         $  184,543       $319,992         $  (390,046)     $ 483,960
                                               ============      =============   ============      =============    ===========

Current liabilities
Payables to related parties                    $   1,097          $ 150,292       $ 89,131         $  (240,520)     $  -
Other financial debt                                   -                  -          7,108                  -           7,108
Other current liabilities                           6,318             3,755         13,669                  -          23,742
                                               ------------      -------------   ------------      -------------    -----------
Total current liabilities                           7,415           154,047        109,908            (240,520)        30,850
                                               ------------      -------------   ------------      -------------    -----------

Noncurrent liabilities
Long-term debt                                    180,000                 -              -                  -         180,000
Financial debt, net of current portion                 -                  -         79,958                  -          79,958
Other payables                                         -                351          7,515                  -           7,866
                                               ------------      -------------   ------------      -------------    -----------
Total noncurrent liabilities                      180,000               351         87,473                  -         267,824
                                               ------------      -------------   ------------      -------------    -----------
Total liabilities                                187,415            154,398        197,381            (240,520)       298,674

Minority interests                                     -                  -              -               3,230          3,230

Shareholders' equity                             182,056             30,145        122,611            (152,756)       182,056
                                               ------------      -------------   ------------      -------------    -----------

 Total liabilities, minority interests
   and shareholders' equity                    $ 369,471         $  184,543       $319,992         $  (390,046)     $ 483,960
                                               ============      =============   ============      =============    ===========

                                          SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                                       AT DECEMBER 31, 2006

                                               (stated in thousands of U.S. dollars)

                                                                 Combined         Combined                             Total
                                                                 subsidiary       subsidiary non   Consolidating    consolidated
                                                 Parent          guarantors       guarantors       adjustments        amounts
                                                 ------          ----------       ----------       -----------        -------

Current assets
Receivables from related parties               $  198,033        $     26,615      $   13,158      $   (234,484)    $     3,322
Other current assets                               16,191              13,351          21,906              -             51,448
                                               ------------      -------------   ------------      -------------    -----------
Total current assets                              214,224              39,966          35,064          (234,484)         54,770
                                               ------------      -------------   ------------      -------------    -----------

Noncurrent assets
Vessels and equipment, net                           -                130,666         205,990            (3,465)        333,191
Investment in affiliates                          142,759               -               2,285          (142,759)          2,285
Other noncurrent assets                             6,233              10,732          19,168              -             36,133
Total noncurrent assets                           148,992             141,398         227,443          (146,224)        371,609
                                               ------------      -------------   ------------      -------------    -----------
Total assets                                   $  363,216        $    181,364      $  262,507      $   (380,708)    $   426,379
                                               ------------      -------------   ------------      -------------    -----------

Current liabilities
Payables to related parties                    $    1,097        $    144,779      $   89,028      $   (234,484)    $       420
Other financial debt                                  -                 -               4,700              -              4,700
Other current liabilities                           2,690               4,289          10,672              -             17,651
                                               ------------      -------------   ------------      -------------    -----------
Total current liabilities                           3,787             149,068         104,400          (234,484)         22,771
                                               ------------      -------------   ------------      -------------    -----------

Noncurrent liabilities
Long-term debt                                    180,000               -                -                 -            180,000
Other financial debt, net of current portion         -                  -              34,294              -             34,294
Other noncurrent liabilities                         -                    346           6,448              -              6,794
                                               ------------      -------------   ------------      -------------    -----------
Total noncurrent liabilities                      180,000                 346          40,742              -            221,088
                                               ------------      -------------   ------------      -------------    -----------
Total liabilities                                 183,787             149,414         145,142          (234,484)        243,859

Minority interests                                   -                  -                -                3,091           3,091

Shareholders' equity                              179,429              31,950         117,365          (149,315)        179,429
                                               ------------      -------------   ------------      -------------    -----------

 Total liabilities, minority interests and
   shareholders' equity                        $  363,216        $    181,364      $  262,507      $   (380,708)    $   426,379
                                               ============      =============   ============      =============    ===========



                                       SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

                                    FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)

                                                                 Combined         Combined                             Total
                                                                 subsidiary       subsidiary non   Consolidating    consolidated
                                                 Parent          guarantors       guarantors       adjustments        amounts
                                                 ------          ----------       ----------       -----------        -------

Revenues                                       $   -             $ 17,454          $  30,205       $ (2,233)        $  45,426

Operating expenses                                (1,553)          14,493)           (23,230)         2,218           (37,058)
                                               ------------      -------------   ------------      -------------    -----------
Operating profit (loss)                           (1,553)           2,961              6,975            (15)            8,368

Investment in affiliates                           3,149            -                    169         (3,149)              169
Other income (expenses)                              368           (4,638)              (766)           -              (5,036)
                                               ------------      -------------   ------------      -------------    -----------
Income (loss) before income tax and minority       1,964           (1,677)             6,378         (3,164)            3,501
   interest

Income taxes                                       -                 (128)            (1,270)           -              (1,398)
Minority interest                                  -                -                  -               (139)             (139)
                                               ------------      -------------   ------------      -------------    -----------
Net income (loss)                              $   1,964         $ (1,805)         $   5,108       $ (3,303)        $   1,964
                                               ============      =============   ============      =============    ===========


                                       SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

                                    FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)

                                                                 Combined         Combined                             Total
                                                                 subsidiary       subsidiary non   Consolidating    consolidated
                                                 Parent          guarantors       guarantors       adjustments        amounts
                                                 ------          ----------       ----------       -----------        -------

Revenues                                       $    -            $ 16,373          $  15,615       $  (1,707)       $  30,281

Operating expenses                                   (54)         (14,412)           (14,942)         1,693           (27,715)
                                               ------------      -------------   ------------      -------------    -----------
Operating profit (loss)                              (54)           1,961                673            (14)            2,566

Investment in affiliates                          (1,571)               -                528          1,571               528
Other income (expenses)                               12           (3,759)              (824)             -            (4,571)
                                               ------------      -------------   ------------      -------------    -----------
Income (loss) before income tax and minority      (1,613)          (1,798)               377          1,557            (1,477)
   interest

Income taxes                                        -                 (12)               (38)             -               (50)
Minority interest                                   -                   -                 -             (86)              (86)
                                               ------------      -------------   ------------      -------------    -----------
Net income (loss)                              $ (1,613)         $ (1,810)         $     339       $   1,471        $   (1,613)
                                               ============      =============   ============      =============    ===========


                                     SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                    FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)

                                                                 Combined         Combined                             Total
                                                                 subsidiary       subsidiary non   Consolidating    consolidated
                                                 Parent          guarantors       guarantors       adjustments        amounts
                                                 ------          ----------       ----------       -----------        -------

Net income (loss)                              $  1,964          $ (1,805)         $   5,108       $  (3,303)       $   1,964
Adjustments to reconcile net income (loss)
  to net cash (used in) provided by
  operating activities                           (1,073)            1,961              9,649           3,303           13,840
                                               ------------      -------------   ------------      -------------    -----------
Net cash provided by operating activities           891               156             14,757               -           15,804
                                               ------------      -------------   ------------      -------------    -----------

Intercompany sources                              3,626                 -                  -          (3,626)               -
Non-subsidiary sources                                -            (3,310)           (46,659)              -          (49,969)
                                               ------------      -------------   ------------      -------------    -----------
Net cash provided by (used in) investing          3,626            (3,310)           (46,659)         (3,626)         (49,969)
   activities                                  ------------      -------------   ------------      -------------    -----------


Intercompany sources                                  -             5,451             (9,077)          3,626                -
Non-subsidiary sources                              (86)                -             47,726               -           47,640
                                               ------------      -------------   ------------      -------------    -----------
Net cash provided by (used in) financing            (86)            5,451             38,649           3,626           47,640
   activities                                  ------------      -------------   ------------      -------------    -----------

Net increase (decrease) in cash and cash       $  4,431          $  2,297          $   6,747       $  -             $  13,475
   equivalents                                 ============      =============   ============      =============    ===========



                                     SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                    FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)

                                                                 Combined         Combined                             Total
                                                                 subsidiary       subsidiary non   Consolidating    consolidated
                                                 Parent          guarantors       guarantors       adjustments        amounts
                                                 ------          ----------       ----------       -----------        -------

Net income (loss)                              $ (1,613)         $  (1,810)        $   339         $  1,471         $ (1,613)
Adjustments to reconcile net income (loss)
  to net cash (used in) provided by
  operating activities                            2,712              2,404             596           (1,471)           4,241
                                                ------------      -------------   ------------      -------------    -----------
Net cash (used in) provided by operating          1,099                594             935                -            2,628
   activities                                  ------------      -------------   ------------      -------------    -----------


Intercompany sources                             (7,160)                 -               -            7,160                -
Non-subsidiary sources                           11,391             (8,042)            303                -            3,652
                                               ------------      -------------   ------------      -------------    -----------
Net cash provided by (used in) investing          4,231             (8,042)            303            7,160            3,652
   activities                                  ------------      -------------   ------------      -------------    -----------



Intercompany sources                                  -              5,160           2,000           (7,160)               -
Non-subsidiary sources                                2               (247)           (682)               -             (927)
                                               ------------      -------------   ------------      -------------    -----------
Net cash provided by (used in) financing              2              4,913           1,318           (7,160)            (927)
   activities                                  ------------      -------------   ------------      -------------    -----------
Net increase (decrease) in cash and cash       $  5,332          $  (2,535)        $ 2,556         $ -              $  5,353
   equivalents                                 ============      =============   ============      =============    ===========

12.  SUBSEQUENT EVENTS

     -    Follow-on offering of 12,650,000 shares

          On April 19, 2006 the Company closed on the sale of 5,096,078 new shares of our common stock at $19.00 per share through a public offering. The proceeds of $96,825 were used:

          o to replace cash on hand of $13,800 used to fund the Otto Candies Acquisition, and $8,660 used to fund the first advance of the construction costs of the two PSVs being built in India.
          o to cancel underwriters fees and additional fees and incremental expenses amounted to $5,388, with the remaining $68,977 set aside $34,640 for funding the balance of the construction costs of the two PSVs being built in India, $12,000 to fund the expansion of the capacity of our shipyard in the Hidrovia Region for construction of new barges and $22,337 for general corporate purpose.

          On the same date, the Original Shareholders sold 7,553,922 (include 1,650,000 shares for the exercise of the over-allotment option from the underwriters) shares of our common stock at $19.00 per share. The Company did not receive any proceeds from the sale of any shares sold by the Original Shareholders.

          After this transaction our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly, owned subsidiary of Inversiones Los Avellanos S.A.) hold 3,124,073, 4,735,518 and 159 shares which represent 9.30%, 14.10% and
          0.0005%, respectively. The jointly voting power for these shares represent approximately 68% of the total voting power.

     -    Delivery of UP Diamante

          On May 15, 2007 we took delivery of the PSV UP Diamante in Brazil.

     -    Forward Freight Agreement

          On May 9, 2007 we entered into a Forward Freight Agreement ("FFA") whereby a subsidiary of ours sold via BNP Paribas Commodity Futures Limited ("BNP Paribas") to LCH.Clearnet ("LCH") the average of the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) at a price of $80,000 (eighty thousand U.S. Dollars) per day.

          On May 10, 2007 we entered into a second FFA whereby a subsidiary of ours sold via BNP Paribas to LCH the average of the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) at a price of $79,500 (seventynine thousand and five hundred U.S. Dollars) per day.

          On May 15, 2007, we entered into a third FFA whereby a subsidiary of ours sold via BNP Paribas to LCH the average of the 4 Capesize Time Charter Routes (C4TC) for a total of 366 days (every calendar month from January 2008 up to December 2008 both inclusive) at a price of $77,250 (seventyseven thousand and two hundred and fifty U.S. Dollars) per day.

          In connection with these transactions, we transferred $2,000 to cover a large part of the initial margin required for this transaction. As of close of business May 14, 2007, we had utilized approximately $230 under a credit facility of $1,500 we have with BNP Paribas to cover margin requirements in connection with these and other FFA transactions we might enter into in the future. We pay interest of LIBOR plus 0.75% p.a. on the amounts withdrawn under the BNP Paribas facility.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          ULTRAPETROL (BAHAMAS) LIMITED
                                          (registrant)

Dated:  May 15, 2007                 By:  /s/ Felipe Menendez R.
                                          ----------------------
                                          Felipe Menendez R.
                                          President & Chief Executive Officer


SK 02351 0010 774289